UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-41726

ELECTROVAYA INC.

(Translation of registrant’s name into English)

6688 Kitimat Road
Mississauga, Ontario, Canada L5N 1P8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Explanatory Note

We are amending our Report of Foreign Private Issuer on Form 6-K originally furnished to the U.S. Securities and Exchange Commission on December 13, 2024 (the “Original Filing”), solely for the purpose of (i) providing the audited consolidated financial statements contained therein with the relevant Interactive Data Files in Inline XBRL format and (ii) including Form 52-109F1 certifications of our Chief Executive Officer and Chief Financial Officer as Exhibits 99.4 and 99.5, respectively. As such, other than the foregoing, no part of the Original Filing is being amended.

Incorporation by Reference

Exhibits 99.1, 99.2, and 99.3 of this Form 6-K are hereby incorporated by reference as exhibits to the registrant’s registration statement on Form F-10 (File No. 333-278139).

INDEX TO EXHIBITS

99.1	Management’s Discussion and Analysis for the fiscal year ended September 30, 2024
99.2	Audited Consolidated Financial Statements for the fiscal years ended September 30, 2024 and 2023
99.3	Consent of MNP LLP
99.4	Form 52-109F2 - Certification of Annual Filings - CEO
99.5	Form 52-109F2 - Certification of Annual Filings - CFO
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Coverage Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROVAYA INC.
(Registrant)

Date: December 17, 2024	By	/s/ Raj Das Gupta
Raj Das Gupta
Chief Executive Officer